

**TSX / NYSE American
Symbol: TMQ**

News Release

Ambler Metals, Trilogy Metals' JV Company, Hosts Site Visit for Doyon Region Tribal Chiefs and NANA Region Tribal Presidents

August 16, 2022 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy", "Trilogy Metals" or "the Company") announces that on August 12, 2022, Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32"), hosted a site visit for Chiefs from the Doyon region and NANA region tribal leadership.

Ambler Metals' full news release is below.

Learning Together While Building Trusted Relationships

Ambler Metals Hosts Doyon Region Tribal Chiefs and NANA Region Tribal Presidents

August 12, 2022 – Anchorage, Alaska – As part of exploration efforts to develop its sizable holdings in the Ambler Mining District in Alaska, Ambler Metals is investing in one of its most important partnerships; the surrounding communities of the Arctic and Bornite project sites. Recently Ambler hosted a site visit for Chiefs from the Doyon region and NANA region tribal leadership.

The site visit provided an excellent opportunity for open dialogue and fostered important discussions related to the project's positive impact throughout local economies. Tribal leaders were able to experience first-hand a wide variety of work that is being conducted by shareholders and expand their understanding of the long-term benefits of workforce development spanning exploration, construction, operations, reclamation, and closure.

"One of our core values is respect – for people, the land, the culture and the environment," says Ramzi Fawaz, President and CEO, Ambler Metals.

"There is no better way to learn from one another than to spend time in conversation, listening, gaining knowledge from the long-time stewards of the land, and working together toward common goals."

The tribal leaders held a private roundtable discussion in conjunction with the site visit. Their future engagement and input will help significantly shape the project so that the land and people of the region can continue to thrive in traditional ways, while bringing new economic opportunities to the area. The project has the potential to provide hundreds of jobs throughout its lifetime, lower transportation costs of fuel and other supplies, and fund essential government services in a remote region of the Arctic.



Trust | Respect | Integrity

"One of the main economic pillars of our region's economy is based around responsible resource development," says Ely Cyrus, President of the Kiana tribe.

"As President of the tribe in Kiana, I feel it is important to work together as tribal leaders. Conversations such as this have the potential to inform and empower our tribes on ways to provide a path for employment for our people and is a forum for our voices to be heard on the importance of subsistence resources and lands," adds Cyrus.

"There are tremendously positive takeaways from this site visit, and I would like to extend my sincere appreciation to the tribal Chiefs and Presidents from both regions for sharing their expertise and expanding our relationships," says Fawaz.

From the Doyon region: Chief Harding Sam – Alatna; Chief Lawrence Williams – Allakaket; and Chief Wilmer Beetus – Hughes.

From the NANA region: President Miles Cleveland – Ambler; Gena Linus (council member) – Kobuk; President Fred Sun – Shungnak; President Ely Cyrus – Kiana; and Linda Lee – Shungnak.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the UKMP in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 181,387 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the development of the Company's projects or land holdings and the potential economic impact and benefits that may result from such development, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving whether the Alaska Industrial Development and Export Authority will build the Ambler Access Project; the results of the additional supplemental work on the FEIS resulting from the voluntary remand; the impact of the COVID-19 pandemic; success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2021 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Trust | Respect | Integrity